UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒    Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-24 August 11, 2005

DESCRIPTION:

Queenstake Second Quarter Results and Jerritt Canyon Optimization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	August 11, 2005	By	“Dorian L. Nicol”” (signed)
(Signature)

Dorian L. Nicol, President & CEO

News Release 2005-24	August 11, 2005

TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE SECOND QUARTER RESULTS AND JERRITT CANYON OPTIMIZATION

Denver, Colorado – August 11, 2005 – Queenstake Resources Ltd. (TSX:QRL; AMEX:QEE) (the “Company”) announced its second quarter operating and financial results.  The Company produced 54,156 ounces of gold during the quarter ending June 30, 2005, compared to 61,247 in the year ago quarter.  The decrease in production resulted from a decrease in tons mined, 234,625 tons compared to 284,737 tons, lower average grade processed, 0.206 ounce of gold per ton compared to 0.208 ounce of gold per ton in 2004, and a lower process recovery rate of 87.3% versus 91.0% in 2004.

The quarter’s mine production was lower than expected.  Principal causes were a continuing labor shortage affecting underground mining and unusually heavy rainfall and spring runoff, which temporarily flooded significant portions of the Smith Mine and contributed to a stope failure in Zone 6 of the SSX Mine. The SSX and Smith events also delayed underground mine development. Partial production from Smith resumed in July with normal mining rates expected by early in the fourth quarter.

Gross revenue correspondingly decreased from the same period in the prior year.  The Company generated $21.7 million in revenue during the second quarter of 2005 from the sale of 50,560 ounces of gold at an average sale price of $428 per ounce.  During the same period in 2004, the Company generated $25.3 million in revenue from the sale of 63,983 ounces of gold at an average sale price of $395.

Second quarter costs of operations of $19.6 million were 10% lower than the 2004 quarter as a result of continued cost controls and efficiency measures partially offset by higher energy and commodity costs.  Cash operating costs of $372 per ounce in the second quarter of 2005 were 10% higher than the year ago quarter due to the decreased gold production.  The Company mined 234,625 tons of ore in the second quarter of 2005 with cash operating costs per ton mined of $86 compared to 284,737 tons and $72 per ton mined for the 2004 quarter.  Again, the increased cost per ore ton reflects the lower production.

The Company posted a loss of $5.7 million in the second quarter compared to a net loss of $5.6 million in the prior year quarter.  Compared to the year ago quarter, depreciation decreased slightly to $4.7 million reflecting decreased ounces produced, offset by slightly higher general and administrative cost of $0.8 million. The loss for the second quarter of 2004 included a non-cash interest expense of $1.3 million related to amortization of financing costs for the term loan for the acquisition of the mine.

During the quarter, the Company invested $4.1 million in Jerritt Canyon principally for underground mine development and equipment purchases and rebuilds. The Company’s balance sheet remains strong with no long-term debt (other than capital leases on equipment) and total cash and cash equivalents totaling $16.9 million at June 30, 2005, compared with $2.1 million a year ago and $6.1 million at year-end 2004.  The Company raised $6.9 million, net of fees, from equity financing during the quarter and a total of $28.8 million, net of fees, during the first half of the year. Working capital totaled $15.9 million at the end of the second quarter, $2.8 million higher than at the end of the first quarter and $21.7 million higher than at year-end 2004.

DISCUSSION AND OUTLOOK FOR JERRITT CANYON

As a consequence of delayed mine development, a revised operating plan to achieve optimal performance at Jerritt Canyon is being formulated.  Queenstake President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “We are taking bold action in cutting costs and moving towards an optimum level for mill throughput aligned with current underground production capacity.  Under the new operating plan, we will process higher grade ore at approximately 0.25 ounce of gold per ton average grade at a reduced throughput rate of between 2,500 and 2,700 short tons per day, allowing for more selective and flexible mining underground.

“The plan refocuses the operating priority to higher margin ounces as part of a longer-term profit plan, generating greater cash flow. This initiative, while lowering production, decreases costs, commits sufficient resources toward mine development, enhances the economic threshold for reserve additions and preserves future upside for Jerritt Canyon.”

While the revised operating plan is still being finalized, the current projection calls for gold production during 2005 of 200,000 to 220,000 ounces with lower cash operating cost per ounce for the balance of 2005.  The Company will announce more details of its revised operating plan and provide an operating outlook for 2006 by the end of the third quarter.

The Jerritt Canyon twin-roaster mill was originally designed to process ore generated from multiple high-capacity open pit mines at a 3,600-ton-per-day rate but can operate long term at 4,200 tons per day.  Over the past two years, mill feed has been generated from four underground mines, supplemented by material from low-grade historic open pit stockpiles.  Since Queenstake acquired Jerritt Canyon two years ago, attempts to ramp up the mining rate to match mill capacity have been disappointing, as the mines could not match underground development with anticipated production rates.

As a result of a re-engineering and optimization of the Jerritt Canyon operating plan, the Company will scale back the mill to operation of one roaster at a time.  This will be accomplished by cycling operation of each roaster in turn beginning this month and by turning down the compressor for the oxygen plant, which will lead to significant energy savings.  In addition, daily batch crushing and grinding of mill feed will occur during off-peak hours, again lowering energy costs.  Cost savings will be primarily derived from lower mill labor costs, lower energy and fuel consumption, and reduced oxygen plant needs.  Significant labor savings at the mill will be derived from reassignments of personnel from the mill to underground facilities, while further labor savings overall will result from personnel reductions throughout the operation.   With reduced mill operating capacity, further considerable operating cost reductions will result from the decreased underground mining rate.  It should be noted that mill capacity can be increased in the future should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve or to accommodate offsite mill feed under any tolling arrangement.

Mine development shortfalls to date have been the result of deferring development in the first quarter of 2005 to conserve capital and the subsequent difficulty in accelerating development work due to labor shortages, and ground instability and water problems at SSX and Smith during the second quarter.  In order to address these development shortfalls, a contract miner will be used for development, along with greater allocation of internal resources to development, through at least the end of 2005.  Additional mine plan improvements include the arrival of two new haul trucks and a rock bolting machine, and the connection of the SSX and Steer mines for the ramp up of a combined SSX-Steer mine at the end of the third quarter.  The goal of bringing the Steer and Mahala deposits into production for the second half of the year remains essentially on target.  Commercial gold production from Mahala will commence with the commissioning of the secondary access raise in mid-August and from Steer when the connection with SSX is completed in September.

Following significant changes in corporate management at the end of the first quarter of this year, mine management has also been upgraded in several key positions. Specifically, the Company replaced the Operations Manager responsible for all underground mining, the Technical Services Manager responsible for overall mine design and planning, and the Administrative Manager responsible for budgeting and cost monitoring.  John Ellis, a Board member and past CEO of a former operator of Jerritt Canyon, has been supporting mine management on site. In addition, Gil Leathley, a well-respected underground mine consultant, has been engaged for additional oversight of the new operating plan.  Nicol commented, “We are very fortunate to have the services of John and Gil available to us as we continue the turn-around at Jerritt Canyon.  John’s history and intimate knowledge of Jerritt Canyon together with Gil’s extensive experience with mining situations similar to Jerritt Canyon are invaluable.  Together, they give us the proven experience and skills to help us optimize operations under the revised operating plan.”

Nicol added, “Jerritt Canyon has the best and most productive underground miners in Nevada and committed employees throughout the ranks. The mine recently surpassed a record 1.8 million hours operating without a lost time accident while maintaining high underground productivity in total tons mined per manhour. Going forward, the reinforcements at the mine management level and the implementation of the revised operating plan should help to maximize the mine life and promote exploration at Jerritt Canyon, thereby providing a robust long-term future for shareholders and employees.”

During the remainder of 2005, exploration at Jerritt Canyon is focusing on near-mine exploration targets with the objective of replacing reserves. Approximately $2.5 million, previously ear-marked for district-scale exploration, is being directed to capital investment to increase development drift footage in 2005. Work on more district-scale exploration targets such as Starvation Canyon will resume in 2006.  Work completed this year at Starvation Canyon and other exploration targets has been encouraging.  Results are being compiled and will be released in upcoming news releases.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the highly prospective 100-square mile Jerritt Canyon District in Nevada, which was acquired in June 2003.  Jerritt Canyon’s underground operations are among the best in the industry in terms of safe performance and productivity in tons mined per manhour and cost per ton mined. Jerritt Canyon has produced more than seven million ounces of gold since 1981.

INTERIM CONSOLIDATED STATEMENTS OF LOSS

UNAUDITED

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars, except per share amounts)	2005	2004	2005	2004

Gold sales	$21,051	$24,708	$42,235	$42,666
Costs and expenses
Operating	19,619	21,928	39,581	39,775
Depreciation, depletion and amortization	4,750	4,871	9,911	8,500
Exploration	861	1,305	1,385	1,792
General and administrative	847	753	3,200	1,348
	26,077	28,857	54,077	51,415
Loss from operations	(5,026)	(4,149)	(11,842)	(8,749)

Interest expense	278	1,355	325	3,950
Other expense, net	(75)	(12)	(129)	(709)
Stock-based compensation	337	42	425	84
Foreign exchange loss	77	66	259	132
	617	1,451	880	3,457
Net loss	$(5,643)	$(5,600)	$(12,722)	$(12,206)

Net loss per share - basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.03)

Weighted average number of shares outstanding (000’s) - basic	516,035	368,848	467,946	366,738

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

UNAUDITED

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars)	2005	2004	2005	2004

Deficit, beginning of period - as previously reported	$(70,268)	$(47,669)	$(63,189)	$(40,623)
Cumulative restatement for stock-based compensation	—	—	—	(440)
Deficit, beginning of period - as restated	(70,268)	(47,669)	(63,189)	(41,063)
Net loss	(5,643)	(5,600)	(12,722)	(12,206)
Deficit, end of period	$(75,911)	$(53,269)	$(75,911)	$(53,269)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars)	2005	2004	2005	2004

OPERATING ACTIVITIES
Net loss	$(5,643)	$(5,600)	$(12,722)	$(12,206)
Non-cash items:
Depreciation, depletion and amortization	4,750	4,871	9,911	8,500
Interest accretion and deferred financing costs	—	1,207	—	3,534
Gain on disposal of assets to be disposed of by sale	—	—	—	(661)
Stock-based compensation	336	42	424	84
Foreign exchange loss	77	66	259	132
Loss on sale of marketable securities	—	—	38	—
Write down of marketable securities	4	—	4	—
	(476)	586	(2,086)	(617)
Changes in non-cash working capital:
Inventories	(1,562)	1,029	(2,349)	(833)
Accounts receivable and prepaid accounts	1,073	525	1,276	598
Accounts payable and accruals	(2,352)	1,273	(8,419)	3,341
Cash provided by (used in) operating activities	(3,317)	3,413	(11,578)	2,489

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(4,066)	(3,823)	(8,104)	(6,999)
Proceeds from sale of assets to be disposed of by sale	—	—	—	4,252
Insurance premium tax reimbursement	—	1,031	—	1,031
Sale of marketable securities	—	—	442	—
Restricted cash	2	—	15	—
Cash (used in) investing activities	(4,064)	(2,792)	(7,647)	(1,716)

FINANCING ACTIVITIES
Common shares issued, net of costs	6,942	274	30,349	1,601
Term loan	—	(2,500)	—	(8,897)
Notes payable and leases	(114)	(428)	(390)	(941)
Cash provided by (used in) financing activities	6,828	(2,654)	29,959	(8,237)

Net increase (decrease) in cash and cash equivalents	(553)	(2,033)	10,734	(7,464)
Cash and cash equivalents, beginning of period	17,419	4,105	6,132	9,536
Cash and cash equivalents, end of period	$16,866	$2,072	$16,866	$2,072

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	June 30, 2005	December 31, 2004
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$16,866	$6,132
Trade and other receivables	727	117
Inventories	7,433	5,084
Marketable securities	16	500
Prepaid expenses	3,277	4,965
Total current assets	28,319	16,798

Restricted cash	26,561	26,379
Mineral property, plant and equipment, net	40,707	42,514
Other assets	2,043	2,240
Total assets	$97,630	$87,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$8,181	$20,580
Other current liabilities	4,292	2,126
Total current liabilities	12,473	22,706

Other long-term obligations	1,513	1,093
Reclamation and mine closure	25,963	25,766
Total liabilities	39,949	49,565

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 549,611,360 (2004 - 410,404,627)	131,738	100,139
Contributed surplus	1,477	1,053
Convertible securities	377	363
Deficit	(75,911)	(63,189)
Total shareholders’ equity	57,681	38,366
Total liabilities and shareholders’ equity	$97,630	$87,931

For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.